FOR IMMEDIATE RELEASE:	July 31, 2013	PR 13-17

Atna Reports Second Quarter 2013 Earnings and Operations Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s second quarter; ended June 30, 2013. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR, on EDGAR, or on the Company’s website at www.atna.com.

Highlights for Second Quarter 2013:

•	Atna generated a pre-tax loss of $1.8 million and a net loss of $1.1 million, ($0.01) per basic share, in the Second Quarter 2013 net of an income tax recovery of $0.7 million. These results were impacted by a decrease in gold production during the quarter and a $1.4 million non-cash write-down of Briggs’ inventory that was recognized after adjusting gold inventory to a June 30, 2013 net realizable value of $1,192 per ounce.

•	Net cash provided by operating activities in the Second Quarter 2013 was $3.5 million. Cash provided by operating activities before working capital adjustments was $0.5 million. As of quarter-end, cash and cash equivalents were $2.1 million, not including $0.5 million in receivables from the June sales of Pinson ore.

•	Briggs produced $4.7 million in operating cash flow, $1.9 million after working capital adjustments.

•	The Goldtooth-South waste pre-stripping campaign at Briggs was completed at the end of May. The waste stripping ratio for the Second Quarter 2013 decreased to 4.5 tons of waste per ton of ore from a ratio of 7.1 in First Quarter 2013. Near-record levels of ore mining were achieved at Briggs in June. As a result, unit production costs declined 31 percent from $25.74 per ton crushed in First Quarter 2013 to $17.70 per ton crushed in the Second Quarter 2013.

•	Briggs sold 6,775 ounces, a decrease of 11 percent relative to First Quarter 2013 primarily as a result of a focus on waste stripping in April and May which reduced ore production. The cash cost per ounce sold in the Second Quarter 2013 was $1,131 per ounce, a 3 percent increase over First Quarter 2013.

•	Briggs is expected to produce approximately 20,000 to 25,000 ounces in the second half of 2013, an increase over first half 2013 due to increased grade and ore availability. Cash costs are expected to decline to $900 to $950 per ounce due to expected higher gold-ounces produced. The waste stripping ratio per ton of ore for the second half of 2013 is projected to be approximately 3.1.

•	No lost-time or medical-reportable accidents occurred at Briggs during the Second Quarter 2013.

•	In June 2013, further development of the Pinson-underground project was placed on a care and maintenance status, pending revisions to the mine plan, financing, and improvements in gold market conditions. The Company evaluated the carrying value of the Pinson-underground project and determined that no impairment was necessary.

•	Pinson sold 3,225 payable gold ounces, a substantial increase over the 724 ounces sold in First Quarter 2013.

•	Pinson’s net cash outflow in Second Quarter 2013 was $3.9 million net of receipts from gold sales.

•	At Pinson, 1,414 feet of development was completed in April and May of 2013, prior to development being placed on hold. This compares to 1,368 feet of development completed in First Quarter 2013.

•	Largely as a consequence of the delay in Pinson-underground attaining commercial production and being placed on hold, significant uncertainties arose regarding Atna’s liquidity and debt compliance. Please see the “Liquidity and Capital Resources” section contained in the Company’s MD&A as filed on SEDAR and EDGAR.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	June 30,	December 31,
	2013	2012
BALANCE SHEETS

ASSETS
Current assets	$22,320,300	$41,460,300
Non-current assets	139,439,000	118,724,400

Total assets	161,759,300	160,184,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	30,508,100	35,031,300
Notes payable - long term	3,709,300	1,565,700
Other non-current liabilities	8,535,600	6,219,200
Shareholders' equity	119,006,300	117,368,500

Total liabilities and shareholders’ equity	$161,759,300	$160,184,700

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
STATEMENTS OF OPERATIONS

Revenues	$9,784,200	$13,159,600	$22,305,600	$29,032,000
Cost of sales	10,664,000	9,422,000	20,782,600	20,266,000
General and administrative	1,174,400	1,083,300	2,512,300	2,171,800
Exploration	204,000	292,500	512,100	420,000
Other expenses, net	(489,800)	306,800	(644,700)	1,257,000
Income tax recovery (expense)	669,900	(52,200)	576,400	(1,054,000)
Net income	(1,098,500)	2,002,800	(280,300)	3,863,200

Comprehensive income	(496,000)	2,285,500	626,600	3,784,700

Basic and diluted income per share	$(0.01)	$0.02	$(0.00)	$0.03

Basic weighted-average shares outstanding	145,815,706	121,621,853	145,491,231	120,297,340

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$5,853,700	$12,328,500	$19,342,900	$9,963,100
Net cash provided by operating activities	3,494,900	3,393,900	6,899,000	7,848,700
Net cash used in investing activities	(5,433,100)	(5,953,400)	(18,147,500)	(8,914,200)
Net cash used in financing activities	(1,804,100)	(1,289,000)	(5,856,400)	(401,300)
Effect of exchange rate changes on cash	(9,800)	(42,800)	(136,400)	(59,100)

Cash and cash equivalents, end of the period	$2,101,600	$8,437,200	$2,101,600	$8,437,200